Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 4, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	AMERICAN BONANZA GOLD CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 024638108/CA0246381085/COMMON
3. CUSIP/Class of Security entitled to vote	: 024638108/CA0246381085/COMMON
4. Record Date for Notice	: 01 May 2007
5. Record date for Voting	: 01 May 2007
6. Beneficial Ownership determination date	: 01 May 2007
7. Meeting Date	: 08 Jun 2007
8. Meeting Location	: Terminal City Club
837 West Hastings St.
Vancouver, BC
V6C 1B6

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06